UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
459 Hamilton Ave, Ste. 306	McDermott Will & Emery LLP
Palo Alto, CA 94301	444 West Lake Street, Suite 4000
646.629.9838	Chicago, IL 60606
312.371.2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5920M100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,557,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,557,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	Based on 67,689,382 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,557,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,557,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO (Cayman Islands exempted company)

[1]	Based on 67,689,382 Ordinary Shares outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,992,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,992,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	Based on 67,689,382 Ordinary Shares outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,711,969
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,711,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO (Cayman Islands exempted company)

[1]	Based on 67,689,382 Ordinary Shares outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 719,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 719,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO (Bermuda company)

[1]	Based on 67,689,382 Ordinary Shares outstanding as of August 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. G5920M100	Page 7 of 10 Pages

Item 1. Security and Issuer

This Amendment No. 1 (the “Amendment”) hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 12, 2023 (the “Original Schedule 13D”). The Amendment relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer” or the “Company”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063. The Reporting Persons (as defined below) previously reported their beneficial ownership of Ordinary Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2023. The Reporting Persons are filing this Schedule 13D to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

On September 14, 2023, the Reporting Persons delivered a letter to the Issuer (the “Letter”), which contained a non-binding proposal (the “Proposal”) to acquire, together with the Reporting Persons’ investment affiliates, 100% of the issued Ordinary Shares not owned by the Reporting Persons for all cash consideration valuing the Ordinary Shares at $0.56 per share (the “Offer Price”) representing a premium of ~24% to the closing price of the Ordinary Shares on September 13, 2023 of $0.45 (being the last trading day before the date of the Letter). It is intended that the acquisition of the Ordinary Shares pursuant to the Proposal (the “Proposed Transaction”) would be effected by way of an Irish law scheme of arrangement whereby the Reporting Persons, together with their investment affiliates, would acquire 100% of the issued Ordinary Shares other than those shares already owned by the Reporting Persons. However, the Reporting Persons reserve the right to implement the Proposal, instead, by way of contractual offer.

The Proposal is non-binding and subject to finalization of the acquisition structure and completion of confirmatory due diligence. The Proposed Transaction would require the filing of certain pre-completion notices with antitrust and regulatory authorities and would be conditioned upon, among other things: the receipt of any required governmental approvals; customary due diligence; the negotiation and execution of definitive agreements providing for the Proposed Transaction; and final approval of the Investment Committees.

Given the substantial and consistent losses the Company has incurred and its subscale level of revenue, the Reporting Persons believe that the Company is highly challenged as a public company. The Company has expressed substantial doubt about its ability to continue as a going concern and the Reporting Persons believe that the Company will continue to face severe challenges as a public company. The Reporting Persons believe that the terms of its possible offer would deliver significant value for the Company’s shareholders. As an interim measure, the Reporting Persons are prepared to extend to the Company a $5 million bridge loan on terms to be agreed between the parties such that the Company can avert impending default under its senior debt.

In formulating the Offer Price, the Reporting Persons made certain assumptions, including that: the Company has 67,689,382 issued shares on a fully-diluted basis and no additional shares will be issued; the Company’s outstanding funded indebtedness does not exceed $17 million; no dividends, other distributions or repurchases will be announced or declared by the Company following the date of this letter; no bonuses will be awarded, nor changes made to compensation or other employment arrangements with employees (other than in the ordinary course) after the date of this letter; the business continues to be conducted in the ordinary course, including payment of taxes and creditors when due; there are no material liabilities which have not been reflected in the Company’s most recently filed audited financial statements; there is no exercise of any change of control or termination events under the Company’s material contracts prior to or in connection with the transaction contemplated by the Proposal; and there are no material acquisitions or disposals.

It is intended that the transaction would be effected by way of an Irish law scheme of arrangement whereby the Reporting Persons would acquire 100% of the issued shares of the Company other than those shares already owned by the Reporting Persons. However, the Reporting Persons reserve the right to implement the proposal, instead, by way of contractual offer.

CUSIP No. G5920M100	Page 8 of 10 Pages

The Reporting Persons intend to fund the transaction with 100% equity (including rollover from existing shareholders) and, as such, any definitive transaction documentation in relation to the Proposal will not be subject to any financing conditions. Equity financing for this transaction would be provided by investment affiliates of the Reporting Persons, which have sufficient capital commitments to fund new investments, including the full equity component of this transaction. We are aware of and understand the Certain Funds requirement under the Irish Takeover Rules (the “Rules”) and confirm that the cash consideration payable to the Company’s shareholders will be available on a “certain funds” basis in accordance with the Rules at the point a firm offer is announced.

In accordance with Rule 2.6(a) of the Rules, the Reporting Persons must, by no later than 5.00 p.m. on 27 October 2023 either announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Rules or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Rules applies. This deadline may be extended with the consent of the Irish Takeover Panel in accordance with Rule 2.6(c) of the Rules.

There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. There is also no certainty as to whether, or when, the Issuer may respond to the Letter, or as to the time table for execution of any definitive agreement. The Reporting Persons may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal.

If the Proposed Transaction is completed, the Ordinary Shares would become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and would be delisted from the New York Stock Exchange.

Neither the Letter nor this Amendment to the Original Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons and their respective representatives may engage, from time to time, in discussions with the Issuer’s management and/or the Issuer’s board of directors of (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, financings, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and may engage and/or intend to engage, from time to time, in discussions with other current or prospective holders of Ordinary Shares and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Ordinary Shares or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), shareholders, providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions may encompass a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, financings, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other shareholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers, or Issuer or Board consents, relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

CUSIP No. G5920M100	Page 9 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt or equity financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other shareholders of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, and in light of their ongoing evaluation of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Persons’ need for liquidity, and other future developments.

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (previously filed with the Original Schedule 13D)
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D)
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

September 15, 2023

Runa Capital Fund II, L.P.

By:	Runa Capital II (GP)
(General Partner)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital II (GP)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital Opportunity Fund I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Runa Capital Opportunity I (GP)

By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Ventures I Limited

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

By:	/s/ Gary Carr
Name:	Gary Carr